

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05045433

February 18, 2005

David S. Maltz
Assistant General Counsel
Cinergy Services, Inc.
139 East Fourth Street, Rm 25 AT II
P.O. Box 960
Cincinnati, OH 45201-0960

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/18/2005

Re: Cinergy Corp.
Incoming letter dated December 27, 2004

Dear Mr. Maltz:

This is in response to your letters dated December 27, 2004 and February 8, 2005 concerning the shareholder proposal submitted to Cinergy by the United Association S&P 500 Index Fund. We also have received a letter on the proponent's behalf dated January 25, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB 2 3 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Sean O'Ryan
United Association of Journeymen
and Apprentices of the Plumbing and
Pipe Fitting Industry of the United
States and Canada
901 Massachusetts Avenue, N.W.
Washington, DC 20001

RECEIVED
2005 FEB -8 PM 3:49
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Cinergy Corp.
139 East Fourth Street, Rm 25 AT II
P.O. Box 960
Cincinnati, OH 45201-0960
Tel 513.287.3108
Fax 513.287.3810
david.maltz@cinergy.com

David S. Maltz
Senior Counsel

CINERGY

February 8, 2005

HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted to Cinergy Corp.

Dear Sir or Madam:

On December 28, 2004, we notified you of the intention of Cinergy Corp., a Delaware corporation (the "Company"), to omit from the proxy statement and form of proxy (together, the "Proxy Materials") for the Company's 2005 Annual Meeting of Shareholders (the "2005 Meeting") the proposal submitted by the United Association S&P 500 Fund (the "Proponent") to the Company by facsimile and letter dated November 19, 2004 (the "Proposal"). In our letter to you dated December 27, 2004 (the "Request Letter"), we requested the concurrence of the staff of the Division of Corporation Finance (the "Staff") that it would not recommend enforcement action if the Company omitted the Proposal from the Proxy Materials.

On January 27, 2005, we received by facsimile a copy of a letter sent from the Proponent to the Staff, dated January 25, 2005 ("Proponent Letter"). It appears that the Proponent has misunderstood both the bases for exclusion under Rule 14a-8 and the arguments that we presented in the Request Letter. We therefore continue to believe that the Company may exclude the Proposal from the Proxy Materials for each of the reasons given in the Request Letter:

- Rule 14a-8(i)(3) because the Proposal violates Rule 14a-9; and
- Rule 14a-8(i)(8) because the Proposal relates to an election for membership on Cinergy's Board of Directors.

The reasons for our conclusions in these regards are more specifically described in the Request Letter, but we feel compelled to bring the Staff's attention to several of the more significantly misguided arguments presented in the Proponent Letter.

The Proponent appears to rely heavily for the inclusion of its Proposal based on the supposed precedent set in the *AT&T Wireless Services, Inc.* (February 13, 2004) no-action request letter. The *AT&T Wireless* letter is distinguishable and, therefore, not applicable to our Request Letter. The *AT&T Wireless* letter argued that the proposal was excludable on the basis that (i) if implemented, it would violate state law and (ii) the definition of "majority vote standard" was too vague and ambiguous. Cinergy, however, is making neither claim. After citing this letter and instructing the Staff to follow such precedent, without any further explanation or analysis, the Proponent makes a cursory attempt to refute the deficiencies with its Proposal by arguing two divergent and contradictory approaches.

I. The Proposal is Excludable under Rule 14a-8(i)(3)

The first approach is to make the misleading suggestion that the Proposal is not vague but rather is so simple and straightforward that no shareholder could misunderstand what she is being asked to consider. Unfortunately, the concept is not so simple and the Proponent's failure to acknowledge its complexities results in the Proponent's failure to address the vagueness and indefiniteness of the Proposal. As the Staff is well aware, the concept of the election of directors – particularly with respect to Rule 14a-8 and Rule 14a-11 – is not at all a simple concept.

The Proponent's second approach is to ignore the first approach and admit that the Proposal is vague, but argue that it is no more vague and indefinite than the Company's current plurality voting standard. The Proponent's suggestion that the Proposal is no more indefinite than the current voting process, however, is irrelevant, if not inaccurate. First, the situation to which the Proponent refers is where no director-nominee or an insufficient number of director-nominees receive the requisite vote for election. Under a plurality vote requirement, this situation is extremely unlikely and a practical impossibility.[1] As the Proponent states, it is only "theoretically possible." Secondly, and more importantly, the Company's shareholders are not being asked to vote to amend the applicable Company corporate documents to implement the current voting requirement. The Proponent is, however, requesting that the Company's shareholders vote to amend the Company's corporate documents to implement a majority vote requirement for the election of directors. Rule 14a-8 applies to shareholder proposals, not current company policies or procedures, and Rule 14a-8(i)(3) provides for exclusion of a proposal based on its vagueness if neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

As we described in our Request Letter, the Proposal is so vague that the shareholders will not know whether they are being asked to vote to implement a majority vote requirement for all elections of directors, only uncontested elections of directors or some other subset of elections. Addressing the issue of how and when a majority vote requirement should be implemented, the Proponent states that the Proposal "is not intended to limit the judgment of the Board in crafting the requested governance change." Thus, it would appear that the Proponent is requesting that the Company implement a majority vote requirement except in those circumstances where the Board, in its judgment, determines that a majority vote requirement is not appropriate. Certainly this is the type of vague or

---

[1] Such a situation would require an abstention or withhold vote of all 180,000,000 plus shareholders eligible to vote on the matter, including all of management who recommended the director-nominee as well as the director-nominee.

indefinite proposal about which the Staff was concerned that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires.

II. The Proposal is Excludable under Rule 14a-8(i)(8)

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors or analogous governing body." The SEC has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature." *SEC Release No. 34-12598* (July 7, 1976). Without analysis or explanation, the Proponent makes the conclusory statement that the Proposal does not attempt to conduct a campaign or seek to effect reforms in the election for directors. However, the Proposal requests to amend the substantive requirements for election to the Board of Directors. This is, by its very nature, an attempt to effect reforms in the election for directors. In addition to the straightforward language of Rule 14a-8(i)(8) and the clear intent of the Proposal to reform the election of directors, our Request Letter also referenced two lines of no-action letters in which the Staff concurred with the company that the proposal was excludable under Rule 14a-8(i)(8). The first line of letters dealt with a proposal that sought to allow shareholders of three percent of such companies' outstanding common stock to nominate candidates to such companies' board of directors. The Staff concluded that this proposal was excludable because rather than establishing procedures for nomination or qualification generally, the proposal would establish a procedure that may result in contested elections of directors. *See Wilshire Oil Company of Texas* (March 28, 2003); *HEALTHSOUTH Corporation* (March 10, 2003); *The Bank of New York Company, Inc.* (February 28, 2003); *ExxonMobil Corporation* (February 28, 2003); *Sears, Roebuck and Co.* (February 28, 2003); and *Citigroup Inc.* (January 31, 2003). The second line of letters dealt with a proposal that sought to include proxy advisory firm recommendations in the companies' proxy materials. The Staff concluded that this proposal was excludable because it could result in the inclusion of a recommendation against one of management's candidates; and therefore, could result in a contested election. *See Cirrus Logic, Inc.* (July 18, 2000); *Gillette Co.* (February 25, 2000); *Bristol-Myers Squibb Co.* (February 24, 2000); *Citigroup Inc.* (February 24, 2000); *Warner-Lambert Co.* (February 24, 2000); *Equus II Inc.* (February 24, 2000); and *Pfizer. Inc.* (February 22, 2000).

The Proponent attempts to distinguish the Proposal from the first line of no-action letters by suggesting that its Proposal only requests that the Company's Board of Directors amend certain governance documents and does not seek to effect reform in the election of directors. This demonstrates the Proponent's overly simplistic view of the Proposal and Rule 14a-8(i)(8). The basis for the Staff's decisions has turned on whether the proposal was merely establishing a procedure for nomination or qualification or whether it was establishing a procedure that may result in a contested election. Clearly, the Proponent's

Proposal does more than request an amendment to certain governance documents or establish a procedure for nomination or qualification of a director-nominee. In fact, it does not address the qualifications or nomination process at all. Rather, it speaks directly to the standard for election. If adopted, the procedure advocated in the Proposal could result in a contested election.

As discussed in our Request Letter, the Proponent's proposed mechanism for election effectively transforms a failure to vote, an abstention or a vote withheld into a vote against a board nominee, which could result in an insufficient number of director-nominees being elected to the Board and require that the Company hold a special meeting for a run-off election (i.e., a contested election). In addition, where more director-nominees receive the requisite vote than directorships available, the Company could be forced to hold a special meeting for a run-off election (i.e., a contested election). Thus, the Proposal, similar to the first line of no-action letters cited above, seeks to establish a procedure that may result in a contested election. The Proponent responds to this argument by quoting the Delaware General Corporation Law regarding the permissible voting standards for a Delaware corporation – a moot point considering the Company is not arguing that the Proposal is excludable under Rule 14a-8(i)(2).

The Proponent attempts to distinguish the second line of no-action letters based on the point that those letters dealt with proxy advisory firm voting recommendations and the Proposal does not reference a proxy advisory firm recommendation. This, again, reveals the Proponent's overly simplistic application of Rule 14a-8. Those letters demonstrate that a proposal may foster a contested election, and therefore would be excludable under Rule 14a-8(i)(8), in both a direct and indirect manner. In the second line of no-action letters, the proposal did not directly propose to stage a contested election. Rather the proposal requested that the company include the voting recommendations of proxy advisory firms. The Staff concluded, however, that the third party advice would, from time to time, include a recommendation to vote against one or more of the management's candidates; and therefore, would amount to an election contest. Similarly, the Proponent's Proposal could, from time to time, result in more director-nominees receiving the requisite vote for election to the Board than there are Board seats available and therefore would create a contested election situation in a run-off election.

* * *

For the reasons set forth in the Request Letter, as supplemented above, Cinergy respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its proxy solicitation materials for the 2005 Meeting. We are enclosing six copies of this letter hereto. Should the Staff disagree with the conclusions reached in this letter, we would appreciate the opportunity to confer with you before the issuance of a response.

If you have any questions or desire any further information, please contact the undersigned at (513) 287-3108.

Sincerely yours,



David S. Maltz
Assistant General Counsel, Cinergy Services, Inc.

cc: Mr. Sean O'Ryan

PROXYVOTE PLUS

January 25, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Cinergy Corp.'s Request for No-Action Advice Concerning the United Association S&P 500 Index Fund's Shareholder Proposal

Dear Sir or Madam:

The United Association S&P 500 Index Fund ("Fund") hereby submits this letter in reply to Cinergy Corp.'s ("Cinergy" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's Director Election Majority Vote Standard shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2005 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Proposal is nearly identical to a director election vote standard proposal submitted by the Fund last year and unsuccessfully challenged. See *AT&T Wireless Services, Inc. (Feb. 13, 2004)*. We submit that the Staff should follow the clear precedent and deny the Company's request for no-action relief.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May be Excluded Under Rules 14a-8(i)(3) Because it is Vague and Indefinite.

The Company argues that the Proposal is vague and indefinite, and therefore, excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Company contends:

Two Northfield Plaza • Northfield, IL 60093 • Tel.: (847) 501-4035 • Fax: (847) 501-2942

> The Proposal, on its face, is deceptively simple. However, the Proponent's simplistic approach to a complex matter – the voting requirement for the election of directors – results in a Proposal in which the shareholders will not understand what they are being asked to consider and the Board of Directors will not understand what they are being asked to implement.

The Company then proceeds to raise three different scenarios that address various consequences that might arise if this precatory proposal passes and the Board chooses to implement it. We respectfully submit that the Proposal clearly presents to shareholders a request that they encourage the Board to adopt a majority vote standard rather than the current plurality standard.

We admit that the Proposal presents a simple and straightforward concept; that is, the standard to be elected to the board of directors should be that one receive a majority vote, rather than the current plurality standard. Shareholders will not have any difficulty understand what they are being asked to consider. The Board should also not have any difficulty implementing the Proposal if it receives a majority vote and the Board chooses to implement it.

The three scenarios suggested by the Company do no more than demonstrate that, in certain circumstances, the Board will have to exercise its discretion at times to address situations that might arise if a nominee fails to receive the necessary level of support. We note that this is the exact same situation as the one with which the Board would be confronted if a nominee failed to receive a plurality of the vote, which admittedly is less likely but theoretically possible.

The Proposal succinctly presents the new director election standard that the Board of Directors is being urged to advance and the clear role for the Board in instituting the appropriate governance processes to achieve that end. The supporting statement provides the legal framework for the suggested reform, describes the current plurality vote standard presently used by the Company, and indicates that the judgment of the Board members should guide the necessary governance reform process. Should the Proposal receive majority vote support, the Board, should it choose to begin the implementation process, would have clear direction in how to proceed to implement the will of the shareholders to establish a majority vote director election standard. The fact that the members of the Board would be called upon to exercise their individual and collective judgment in crafting the necessary governance reforms to implement the shareholders' will does not support a claim that the Proposal is vague and indefinite.

The Company Fails to Satisfy Its Burden of Persuasion that the Proposal May be Excluded Under Rules 14a-8(i)(8) Because it Relates to an Election for Membership on the Company's Board.

The Company argues that the Proposal may be omitted because Rule 14a-8(i)(8) allows the exclusion of a proposal if it "relates to an election for membership on the company's board of directors." It notes that the Staff has held that proposals that establish procedures that may result in contested elections are excludable on these grounds. In fact, as noted in *Cirrus Logic, Inc.* (July 18, 2000) the Staff has stated that:

> [T]he principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [Rule 14a-11 (now covered in Rule 14a-12(c))] are applicable.

Thus, in order for the Company to satisfy its burden of persuasion that the Proposal may be excluded under Rule 14a-8(i)(8) as relating to an election the Company must demonstrate that the Proposal is an attempt to conduct a campaign or seeks to effect reforms in the election for directors. However, the Proposal does neither and is therefore not excludable under Rule 14a-8(i)(8) as relating to an election.

Two lines of no-action decisions purportedly support the Company's contention, yet both can be readily distinguished. One line of cases deals with a series of shareholder proposals seeking to allow shareholders of three percent of a company's outstanding common stock to nominate candidates to the company's boards of directors. See, e.g., *Citigroup Inc.* (Jan. 31, 2003) ("There appears to be some basis for your view that Citigroup may exclude the proposal under rule 14a-8(i)(8), as relating to an election for membership on its board of directors. It appears that the proposal, rather than establishing procedures for nomination or qualification generally, would establish a procedure that may result in contested elections of directors.") In the case of these proposals, that was literally true. The proposals sought to create a process for shareholders to put forth nominees to run against management-sponsored nominees, thereby creating a potential contested election.

Contrast our proposal, which simply requests that the Board of Directors "initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast" rather than by a plurality standard. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."
Our proposal does not seek to promote a campaign against management-sponsored nominees and it certainly does not seek to effect reforms in the election for directors. Requesting that the Board elect to utilize a standard permissible under Delaware law –

majority vote – rather than another permissible standard cannot reasonably be construed to be seeking a reform of the election process.

The other line of cases upon which the Company relies relates to proposals seeking to require a company to include proxy advisory firm voting recommendations in the company's proxy materials. See, e.g., *Cirrus Logic, Inc.* (July 18, 2000). These cases were excluded on 14a-8(i)(8) grounds because the Staff accepted the company's argument that including recommendations of proxy advisory firms might include recommendations against management-sponsored nominees. Contrast our Proposal, which does nothing to foster votes against management-sponsored nominees. The Company engages in an intricate exercise to attempt to contort the Proposal into one that seeks to foster votes against management-sponsored nominees, but such is not the case. We state again: the Proposal simply requests changing the standard for being elected or re-elected to the Board from a plurality standard to a majority vote standard. In terms of the claim that the Proposal somehow transforms a withhold vote or abstention into a vote against a board nominee, thus creating some sort of "two-step" contested election, we submit that absolutely no difference exists between a nominee who fails to get a majority of the votes under our requested standard and a nominee who fails to get the requisite number of votes under a plurality standard. While one might claim it is easier to get one vote, than a majority vote, intellectually there is no difference in terms of the consequences. In either event, the Board of Directors would exercise its fiduciary discretion to address the situation.

The Proposal does not seek to circumvent the 14a-12(c) process through the 14a-8 process; that is, it does not represent an attempt to conduct a campaign or effect election reform, and should not be excluded under Rule 14a-8(i)(8).

We respectfully submit that the Company has failed to satisfy its burden of persuasion under either Rule 14a-8(i)(3) or Rule 14a-8(i)(8) and that the Staff should not concur with the Company's view that the Proposal is excludable.

Sincerely,



Craig M. Rosenberg

Cc: David S. Maltz, Esq.
Ms. Julia Janson
Mr. Sean O'Ryan, United Association

Cinergy Corp.
139 East Fourth Street, Rm 25 AT II
P.O. Box 960
Cincinnati, OH 45201-0960
Tel 513.287.3108
Fax 513.287.3810
david.maltz@cinergy.com

DAVID S. MALTZ
Senior Counsel


CINERGY

December 27, 2004

HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted to Cinergy Corp.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Cinergy Corp., a Delaware corporation (the "Company" or "Cinergy"), requests confirmation that the Staff of the Securities and Exchange Commission will not recommend any enforcement action if Cinergy omits from its proxy solicitation materials for its 2005 Annual Meeting of Shareholders (the "2005 Meeting") a proposal submitted by the United Association S&P 500 Index Fund (the "Proponent").

Cinergy is a utility holding company that owns all the common stock of The Cincinnati Gas & Electric Company ("CG&E") and PSI Energy, Inc. ("PSI"), both of which are public utility subsidiaries. CG&E is a combination electric and gas public utility that provides service in the southwestern portion of Ohio. CG&E's principal subsidiary, The Union Light, Heat and Power Company, provides electric and gas service in northern Kentucky. PSI is a vertically integrated and regulated electric utility that provides service in portions of Indiana.

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, we submit six (6) copies of this letter, to each of which is attached and identified as Exhibit A the Proponent's resolution and supporting statement (together, the "Proposal"). By copy of this letter, Cinergy is notifying the Proponent of its intention to omit the Proposal from its proxy solicitation material for the 2005 Meeting.

The Proposal requests that Cinergy's Board of Directors initiate the appropriate process to amend the Company's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Cinergy believes that the Proposal properly may be excluded from its proxy solicitation materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal violates Rule 14a-9; and

- Rule 14a-8(i)(8) because the Proposal relates to an election for membership on Cinergy's Board of Directors.

I. The Proposal is Excludable under Rule 14a-8(i)(3)

The Staff has allowed companies to exclude shareholder proposals pursuant to Rule 14a-8(i)(3) that are vague and indefinite. A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004). The Staff has regularly applied this standard for vagueness in connection with proposals involving the election of directors. *See International Business Machines Corporation* (January 10, 2003) (proposal requiring two nominees for each new member of the board excluded under Rule 14a-8(i)(3) as vague and indefinite); *Dow Jones & Company, Inc.* (March 9, 2000) (proposal relating to procedures for the election of directors excluded under Rule 14a-8(i)(3) as vague and indefinite); *Organogenesis, Inc.* (April 2, 1999) (proposal relating to the procedures for the nomination and election of directors excluded under Rule 14a-8(i)(3) as vague and ambiguous); and *Faqua Industries, Inc.* (March 12, 1991) (proposal that would prevent any major shareholder which currently has three board seats from compromising the ownership of the other stockholders excluded where the meaning and application of terms and conditions in the proposal "would have to be made without guidance from the proposal and would be subject to differing interpretations").

The Proposal, on its face, is deceptively simple. However, the Proponent's simplistic approach to a complex matter – the voting requirement for the election of directors – results in a Proposal in which the shareholders will not understand what they are being asked to consider and the Board of Directors will not understand what they are being asked to implement. As discussed below, the Proposal is vague and indefinite in important conceptual respects in scenarios in which (i) no director nominee receives the requisite vote in the Proposal; (ii) the number of director nominees receiving the requisite vote is insufficient to enable the Company to continue to comply with the listing standards of the New York Stock Exchange (the "NYSE"); and (iii) the number of director nominees receiving the requisite vote exceeds the number of board seats.

A. No Director Nominee Receives the Requisite Vote

It is possible that, if the Proposal were adopted, there could be an election (particularly in the context of a contested election but in other situations as well) in which no director nominee receives the vote of a majority of the shares entitled to vote and present in person or by proxy. For example, if there were two slates of three director nominees competing for three seats on the Board and 100,000,000 shares present in person or by proxy voted on the matter, the outcome of the election could be as follows: Director Nominees A, B and C receive 49,000,000 votes; director nominees D, E and F receive 47,000,000 votes; and there are 4,000,000 abstentions or "withhold authority" votes from all of the Director Nominees. Although the shareholders have clearly voted in favor of a particular slate of directors and only a small percentage of shareholders has withheld support, the Proposal indicates that none of the director nominees would be entitled to seats on the Board. The Proponent apparently recognized the complexities of this issue in its Supporting Statement but failed to address them. Instead the Proposal is left vague and ambiguous and, at times, contradicts itself. For example, the Supporting Statement states "the Board should address . . . whether a plurality director election standard is appropriate in contested elections." This, however, would be inapposite to the very process that the Proposal seeks to implement.

B. An Insufficient Number of Director Nominees Receives the Requisite Vote

In addition to the scenario described above, there is a broad range of possible scenarios in which some director nominees receive a majority of the votes cast, but one or more director nominees do not receive such a majority. If the Proposal were adopted, it is possible that, following an election, certain of the Company's nominees, who have been independent directors, would not receive the requisite vote in the Proposal and, as a result, the Company would no longer be in compliance with the NYSE listing standards. Pursuant to Section 303A of the NYSE Listed Company Manual, a listed company must have (i) a majority of independent directors, (ii) an audit committee, a compensation committee and a nominating/corporate governance committee composed entirely of independent directors, (iii) an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act (which includes additional independence requirements) and (iv) an audit committee with a minimum of three members meeting the NYSE financial literacy requirements and one member having accounting or related financial management expertise. Despite these NYSE requirements, the Proposal does not specify what, if any, procedures are to be taken by the Company if the shareholders fail to elect a sufficient number of directors who comply with these standards. For example, it is unclear whether the proposed process would require the Company to incur the considerable expense of holding a special meeting of shareholders to vote on new director nominees so as to continue to satisfy the NYSE requirements or whether the incumbent directors would continue service or the Company's Board would fill the vacancy without shareholder approval.

The circumstances in which an insufficient number of director nominees receives a majority of the votes become particularly likely when the number of director nominees exceeds the number of available board seats. In proposed rules regarding security holder director nominations (*SEC Release No. 34-48626*), the Commission recognizes this problem. The Commission notes that its proposed rule, which would under certain circumstances require companies to include in their proxy materials security holder nominees for election as director, "is drafted assuming that in most cases plurality voting would apply to an election of directors in which the inclusion of a security holder nominee resulted in more nominees than available seats on the board of directors." In fact, the Commission was seeking comments regarding the potential issues which would arise in an election where a company's governing instruments provided for other than plurality voting (e.g., majority voting). In addition to recognizing the complexities associated with a majority voting requirement, the Commission acknowledges the critical importance of complying with the NYSE rules. The Commission's proposed rules not only require a nominating security holder to represent that the nominee meets the objective criteria for "ndependence" in the NYSE rules, but they also allow a company to exclude a security holder nominee in its proxy materials if the nominee's candidacy or, if elected, board membership, would violate rules of a national securities exchange. Because the Proposal ignores all of these complexities, the shareholders of the Company will not understand what they are being asked to consider and the Board of Directors of the Company will not understand what they are being asked to implement.

C. The Number of Director Nominees Receiving the Requisite Vote Exceeds the Number of Board Seats

The Proposal also is vague regarding the scenario in which the number of director nominees receiving a majority of the shares entitled to vote and present in person or by proxy exceeds the number of available Board seats. For example, if there were four director nominees competing for three seats on the Board and there were 100,000,000 shares present in person or by proxy voted on the matter, the outcome of the election of directors could be as follows: Director Nominees A, B, C and D receive 85,000,000, 80,000,000, 70,000,000 and 65,000,000 votes, respectively. There is no explanation in the Proposal or the Supporting Statement as to what the Company would do in this situation.

One could speculate as to the appropriate action for the Company to take in each of these circumstances (e.g., act in the most cost-effective manner to resolve the problem; call a special meeting for another election of directors; or use a two-step process of a majority vote followed by a plurality vote); however, that is all we can do – speculate. Such vague proposals are specifically what the Commission allows companies to exclude pursuant to Rule 14a-8(i)(3). The Staff reiterated this point in its Staff Legal Bulletin No. 14B, stating that when the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires, exclusion of the proposal is "consistent with [the Staff's] application of Rule 14a-8(i)(3)."

II. The Proposal is Excludable under Rule 14a-8(i)(8)

Rule 14a-8(i)(8) allows a company to omit a shareholder proposal "if the proposal relates to an election for membership on the company's board of directors or analogous governing body." The SEC has stated that the "principal purpose of [paragraph (c)(8) (renumbered (i)(8))] is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections of that nature, since the proxy rules, including [Rule 14a-11 (now Rule 14a-12(c))], are applicable." *SEC Release No. 34-12598* (July 7, 1976). The Staff has consistently held, and recently re-affirmed, that shareholder proposals that establish procedures that may result in contested elections to the Board of Directors of a company, rather than proposals that relate to nomination or qualification of directors generally, are excludable pursuant to Rule 14a-8(i)(8). Between January and April of 2003, the Staff issued a series of no-action letters to companies stating that the Staff would not recommend enforcement action to the Commission if such companies excluded from their proxies shareholder proposals proposed by AFSCME seeking to allow shareholders of three percent of such companies' outstanding common stock to nominate candidates to such companies' boards of directors. *See Citigroup Inc.* (January 31, 2003); *AOL Time Warner Inc.* (February 28, 2003); *The Bank of New York Company, Inc.* (February 28, 2003); *Eastman Kodak Company* (February 28, 2003); *ExxonMobil Corporation* (February 28, 2003); and *Sears, Roebuck and Co.* (February 28, 2003). *See also HEALTHSOUTH Corporation* (March 10, 2003) and *Wilshire Oil Company of Texas* (March 28, 2003). On April 14, 2003, the Commission announced that it had unanimously let stand, rather than review, the Staff's determination that Rule 14a-8(i)(8) permitted the exclusion of shareholder proposals such as the proposals sought by AFSCME in the first quarter of 2003. *See SEC Release No. 2003-46* (April 14, 2003). Concurrently with such announcement, however, the Commission directed the Staff to formulate possible changes in the proxy rules and regulations and their interpretations regarding procedures for the election of directors which resulted in the Commission's pronouncement of the Proposed Rules, as more fully described above.

According to the Commission's Release No. 34-48626, the Staff has indicated that a proposal submitted in accordance with the Proposed Rules would not be excludable under Rule 14a-8(i)(8), however, the Commission has stated that "to clarify the applicability of [14a-8(i)(8)] in the context of proposed Exchange Act Rule 14a-11" the Commission is proposing an amendment to Rule 14a-8(i)(8) to expressly preclude application of Rule 14a-8(i)(8) as a method of excluding shareholder proposals otherwise permitted by proposed Rule 14a-11. *See SEC Release No. 34-48626, n.74.* This change in interpretation finding that proposals submitted in accordance with the Propose Rules would not be excludable is limited to proposals that are consistent with the nomination procedure in proposed Exchange Act Rule 14a-11. Since the release of the Proposed Rules, the Staff has issued no-action letters stating that the Staff would not recommend enforcement action to Commission if a company excluded a proposal that related to the election of directors but was inconsistent with the proposed Exchange Act Rule 14a-11. *See Qwest Communications International, Inc.* (March 2, 2004) (stating that, upon reconsideration, there appears to be some basis for the view that Qwest may exclude a proposal under rule 14a-8(i) because the proposal would create a security holder nomination procedure that is different from the procedure in proposed Exchange Act rule 14a-11).

The Proposal seeks to foster contested elections by requiring that each individual director receive votes from a majority of the shares entitled to vote in order to be elected. This proposed mechanism effectively transforms a failure to vote, an abstention or a vote withheld into a vote against a board nominee. Rather than follow the established procedures for nominating candidates or conducting a Rule 14a-12(c) proxy contest, the Proponent seeks to create a new procedure to exclude nominees that will result in contested elections. Indeed, if the Proposal were implemented, from time to time there would be fewer directors elected than there are seats available on the Board. Such an occurrence would require that new nominees be put forward, effectively resulting in a "two-step" contested election. Therefore, both directly and indirectly, the Proposal fosters contested elections.

In this respect, the Proposal is comparable to those addressed in recent Staff interpretations seeking to require a company to include proxy advisory firm voting recommendations in the company's proxy materials. If such a proposal were implemented, from time to time the third-party advice would include a recommendation to vote against one or more of the management's candidates. The dissemination of such advice contrary to management's recommendations would amount to an "election contest" in opposition to board nominees, circumventing Rule 14a-12(c) and the other proxy rules governing election contests, which are designed to protect stockholders by imposing disclosure obligations and other procedural safeguards when a stockholder solicits against the company's board nominees. Consequently, on multiple occasions within the last few years, the Staff has concurred that proxy advisory proposals relate to the election of directors and therefore may be omitted from proxy material under Rule 14a-8(i)(8). *See Cirrus Logic, Inc.* (July 18, 2000) (proposal seeking retention of proxy firm to provide shareholders with analysis of all shareholder proposals submitted held to be excludable); *see also Gillette Co.* (February 25, 2000); *Bristol-Myers Squibb Co.* (February 24, 2000); *Citigroup Inc.* (February 24, 2000); *Warner-Lambert Co.* (February 24, 2000); *Equus II Inc.* (February 24, 2000); *Pfizer. Inc.* (February 22, 2000). More recently, the Staff has held other analogous proposals to be excludable on the ground that they foster contested elections. *See, e.g., Visteon Corporation* (March 7, 2003) (proposal requesting the holders be offered the choice of voting in the same manner as certain proxy advisors held to be excludable); *The Bank of New York* (February 28, 2003) (proposal requiring that Company include 500-word statement by shareholder nominees on why director should be elected held to be excludable).

Similarly, the Proposal does not relate to the Company's general solicitation process, but instead specifically addresses voting on Board nominees at the Company's annual meetings. Because the Proposal relates to the election of directors, is a different procedure than the procedure in proposed Rule 14a-11 and has the effect of promoting an election contest circumventing Rule 14a-12(c), the Proposal is excludable under Rule 14a-8(i)8).

* * *

For the reasons set forth above, Cinergy respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its proxy solicitation materials for the 2005 Meeting. Should the Staff disagree with the conclusions reached in this letter, we would appreciate the opportunity to confer with you before the issuance of a response.

If you have any questions or desire any further information, please contact the undersigned at (513) 287-3108.

Sincerely yours,



David S. Maltz
Senior Counsel, Cinergy Services, Inc.

cc: Mr. Sean O'Ryan

Exhibit A

Director Election Majority Vote Standard Proposal

Resolved: That the shareholder of Cinergy Corp. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Supporting Statement: Our Company is incorporated in Delaware. Among other issues, Delaware corporate law addresses the issue of the level of voting support necessary for a specific action, such as the election of corporate directors. Delaware law provides that a company's certificate of incorporation or bylaws may specify the number of votes that shall be necessary for the transaction of any business, including the election of directors. (DGCL, Title 8, Chapter 1, Subchapter VII, Section 216). Further, the law provides that if the level of voting support necessary for a specific action is not specified in the certificate of incorporation or bylaws of the corporation, directors "shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors."

Our Company presently uses the plurality vote standard for the election of directors. We feel that it is appropriate and timely for the Board to initiate a change in the Company's director election vote standard. Specifically, this shareholder proposal urges that the Board of Directors initiate a change to the director election vote standard to provide that in director elections a majority vote standard will be used in lieu of the Company's current plurality vote standard. Specifically, the new standard should provide that nominees for the board of directors must receive a majority of the vote cast in order to be elected or re-elected to the Board.

Under the Company's current plurality vote standard, a director nominee in a director election can be elected or re-elected with as little as a single affirmative vote, even while a substantial majority of the votes cast are "withheld" from that director nominee. So even if 99.99% of the shares "withhold" authority to vote for a candidate or all the candidates, a 0.01% vote results in the candidate's election or re-election to the board. The proposed majority vote standard would require that a director receive a majority of the vote cast in order to be elected to the Board.

It is our contention that the proposed majority vote standard for corporate board elections is a fair standard that will strengthen the Company's governance and the Board. Our proposal is not intended to limit the judgment of the Board in crafting the requested governance change. For instance, the Board should address the status of incumbent directors who fail to receive a majority vote when standing for re-election under a majority vote standard or whether a plurality director election standard is appropriate in contested elections.

We urge your support of this important director election reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 18, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Cinergy Corp.
Incoming letter dated December 27, 2004

The proposal requests that the board initiate the appropriate process to amend Cinergy's governance documents to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Cinergy may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Cinergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Cinergy may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Cinergy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,



Sara D. Kalin
Attorney-Advisor